SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[    ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from	--------------------------	to	--------------------------

Commission File Number: 001-14135

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMI CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMI CORPORATION
ONE STATION PLACE
STAMFORD, CT 06902

OMI CORPORATION SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits as of December 31,
2005 and 2004	4

Statement of Changes in Assets Available for Benefits for the
Year Ended December 31, 2005	5

Notes to Financial Statements as of December 31, 2005 and 2004
and for the year ended December 31, 2005	6– 9

SUPPLEMENTAL SCHEDULE --

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
(Held At End of Year) as of December 31, 2005	10

All other schedules required by Section 2520.103 -10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of OMI Corporation Savings Plan Stamford, Connecticut:

We have audited the accompanying statements of assets available for benefits of OMI Corporation Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

New York, New York
June 28, 2006

OMI CORPORATION SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
	AS OF DECEMBER 31,
	2005	2004

ASSETS:
Participant-directed investments (Note 3):
OMI Corporation Stock Fund	$5,336,220	$6,191,506
Shares In Registered Investment Companies	9,390,137	7,560,048
Loans to Participants	177,824	73,503

Total Investments	14,904,181	13,825,057
Contributions Receivable	127,021	-

ASSETS AVAILABLE FOR BENEFITS	$15,031,202	$13,825,057

See notes to the financial statements

OMI CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR
ENDED
DECEMBER 31,
2005

ADDITIONS:
Contributions:
Participant	$700,173
Employer	538,663

Total Contributions	1,238,836

Investment Income:
Net appreciation in fair value of investments	864,753
Dividends	321,101
Interest and other	7,737

Net Investment Income	1,193,591

DEDUCTIONS:
Benefits paid to participants	(1,225,332)
Administrative fees	(950)

Total Deductions	(1,226,282)

INCREASE IN ASSETS	1,206,145

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,825,057

End of year	$15,031,202

See notes to financial statements

OMI CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
 AS OF DECEMBER 31 2005 AND 2004 AND FOR THE YEAR ENDED
DECEMBER 31, 2005

1.	Description of the Plan

The following description of the OMI Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General — The Plan is a defined contribution plan established on July 1, 1993 covering all full-time salaried employees of OMI Corporation (the “Company”) who have a minimum of 30 days of service. Principal Financial Group (“Principal”), formerly ABN AMRO Trust Services Company, serves as record keeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Each year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan, subject to the applicable Internal Revenue Code (“IRC”) limitations. In 2005 and 2004, the Company matched 100 percent of employee contributions up to 6 percent of each employee’s compensation. Starting January 13, 2006, for the employees not in the non-qualified deferred compensation plan (“Executive Savings Plan”) sponsored by the Company, the employer will match 135 percent of employee contributions up to 6 percent, and for the employees in the Executive Savings Plan, the Company will match 100 percent of employee contributions up to 6 percent.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers registered investment companies, common collective funds and the OMI Corporation Stock Fund as investment options for participants.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative fees. The allocation of Plan earnings and losses is based on the investments in the participant’s account. Participants may change their contribution elections and their investment fund elections daily, subject to rules any funds may have. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance (account balance must not be less than $2,500), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate, plus 1 percent. Principal and interest is paid ratably through payroll deductions.

Vesting — Participants are vested immediately in their contributions and the Company’s matching contributions to their accounts plus the actual earnings thereon.

Payments of Benefits — On termination of service due to death, disability, retirement or other reasons, a participant, or their beneficiary, will receive a lump-sum amount equal to the value of the participant’s vested interest in their account. In order to avoid tax consequences, the lump sum payment can be put into a qualified plan (e.g. an IRA rollover account or similar plan).

2.	Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of assets available for benefits.

Risks and Uncertainties — The Plan invests in OMI Corporation common stock and various registered investment companies and common collective funds each which invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of registered investment companies, the common collective trusts and the OMI Corporation Stock Fund are valued at quoted market prices, which represent the asset value of shares held by the Plan at year-end. Investments in common collective trusts that do not have a quoted market price are valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying assets. The Loans to Participants represent the outstanding principal balance at year-end.

Purchases and sales of securities are recorded on a trade-date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and other distributions received and gains realized on securities are reinvested in the related investment fund.

Administrative Expenses — Administrative expenses relating to legal fees and record keeping of the Plan are paid by the Plan Sponsor, OMI Corporation. The total fees paid during the year ended December 31, 2005 by the Plan Sponsor were $92,678.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. No persons have elected to withdraw from the Plan that had not yet been paid at December 31, 2005 and 2004.

Investments — The following investments represent 5% or more of the Plan’s assets available for benefits as of December 31, 2005 and 2004, respectively:

Description	2005	2004

OMI Corporation Stock Fund	$5,336,220	$6,191,506
ABN AMRO Income Plus D Fund	2,626,080	1,685,541
ABN AMRO Growth N Fund	1,025,492	1,144,413
Vanguard 500 Index Fund Admiral Fund	793,068	857,790

The Plan’s registered investment companies’ investments, common collective funds and common stock (including gains and losses on investments bought and sold, as well as those held during the year) appreciated (depreciated) in value by $864,753 during the year ended December 31, 2005 as follows:

OMI Corporation Stock Fund	$447,378
AIM Asia Pacific Growth A Fund	100,645
American Funds Europacific A	100,244
ABN AMRO Income Plus D Fund	79,723
Seligman Communication and Information A Fund	36,057
Vanguard 500 Index Fund Admiral Fund	35,133
Columbia Greater China A Fund	19,378
ABN AMRO/Veredus Aggressive Growth N Fund	15,877
Scudder Great Europe	12,663
DWS Europe Equity A Fund	9,135
ABN AMRO Growth N Fund	8,596
AllianceBernstein Global Technology A Fund	7,973
Fidelity Advisor Equity Growth A Fund	6,495
ABN AMRO TAMRO Small Cap N Fund	5,700
Seligman Capital Fund A	5,469
Alliance Growth and Income A Fund	2,075
Goldman Sachs Mid Cap Value A Fund	751
ABN AMRO Balanced N Fund	539
AIM Global Equity Institutional Fund	519
American Funds Income Fund of America R4 Fund	(410)
Franklin US Government Securities	(6,344)
Vanguard Institutional	(10,080)
ABN AMRO Bond N Fund	(12,763)

Net appreciation in fair value of investments	$864,753

3.	Exempt Party-in-Interest Transactions

Principal, formerly ABN AMRO Trust Services Company, the trustee as defined by the Plan, is a sub-advisor for certain plan investments and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in common stock of OMI Corporation (the Plan’s Sponsor) through the OMI Corporation Stock Fund. At December 31, 2005 and 2004, the Plan held 246,142 and 314,462 units, respectively, of OMI Corporation’s Common Stock. During the year ended December 31, 2005, the Plan recorded dividend income of $232,377, relating to its investment in the OMI Corporation Common Stock.

4.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator and tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

*********

OMI CORPORATION SAVINGS PLAN			EIN: 52-2098714
FORM 5500, SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF			PN: 005
ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of Investment (i)	Cost	Current
	borrower, lessor,			Value
	or similar party

*	OMI Corporation	OMI Corporation Stock Fund	**	$5,336,220
*	ABN AMRO	ABN AMRO Income Plus D Fund	**	2,626,080
*	ABN AMRO	ABN AMRO Growth N Fund	**	1,025,492
	Vanguard Group	Vanguard 500 Index Fund Admiral Fund	**	793,068
*	ABN AMRO	ABN AMRO/Veredus Aggressive Growth N Fund	**	692,284
	AIM Investments	AIM Asia Pacific Growth A Fund	**	661,253
	Capital Research	American Funds Europacific A	**	633,813
	Seligman	Seligman Communication and Information A Fund	**	486,984
*	ABN AMRO	ABN AMRO Balanced N Fund	**	369,772
*	ABN AMRO	ABN AMRO Bond N Fund	**	351,457
	Columbia Mgmt	Columbia Greater China A Fund	**	339,950
	Scudder Funds	Scudder Greater Europe Fund	**	325,120
	Franklin Advisors	Franklin US Government Securities	**	311,260
*	ABN AMRO	ABN AMRO TAMRO Small Cap N Fund	**	237,811
*	Alliance Bernstein	AllianceBernstein Global Technology A Fund	**	132,560
	Fidelity	Fidelity Advisor Equity Growth A Fund	**	125,321
*	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund	**	90,296
*	Alliance Bernstein	Alliance Growth and Income A Fund	**	83,525
	Seligman	Seligman Capital Fund A	**	60,678
	Capital Research	American Funds Income Fund of America R4 Fund	**	23,747
	AIM Investments	AIM Global Equity Institutional Fund	**	19,666
*	Participant Loans	Participant Loans (maturing July 2007 – July
		2010 at interest rates of 5.00% to 5.75%)	**	177,824

	TOTAL INVESTMENTS			$14,904,181

*	Party-in-interest as defined by ERISA
**	In column (d), cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan, and therefore, is not included.

(i)	All of the funds are registered investment companies, except for OMI Corporation Stock Fund (common stock fund), ABN AMRO Income Plus Fund (common collective fund) and Vanguard 500 Index Fund Admiral Fund (common collective fund)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

OMI CORPORATION SAVINGS PLAN

Date: June 28, 2006	By:	/s/ Kathleen C. Haines
Kathleen C. Haines
Senior Vice President and
Chief Financial Officer